UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITES EXCHANGE ACT OF 1934

PEOPLENET INTERNATIONAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation or Organization)

94-3261986

(I.R.S. Employer Identification No.)

22320 Foothill Boulevard, Suite 260, Hayward, California 94541

(Address of Principal Executive Offices)                                (Zip Code)

Registrant's telephone number, including area code:(510) 728-0200

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.0001 par value

INDEX

                                                                              Page
PART I

   Item 1. Description of Business                                              2
   Item 2. Management's Discussion and Analysis or
             Plan of Operation                                                  8
   Item 3. Description of Property                                             11
   Item 4. Security Ownership of Certain Beneficial Owners and Management      11
   Item 5. Directors, Executive Officers, Promoters and Control Persons        12
   Item 6. Executive Compensation                                              12
   Item 7. Certain Relationships and Related Transactions                      14
   Item 8. Description of Securities                                           14

PART II

   Item 1. Market Price of and Dividends on the Registrant's Common
             Equity and Other Shareholder Matters                              15
   Item 2. Legal Proceedings                                                   15
   Item 3. Changes in and Disagreements with Accountants                       16
   Item 4. Recent Sales of Unregistered Securities                             16
   Item 5. Indemnification of Directors and Officers                           16

PART F/S

    Financial Statements
      Interim Statements for the six-month period ended June 30, 2001          16
      Audited Statements for the years ended December 31, 2000 and 1999        22

PART III

   Item 1. Index to Exhibits                                                   33

PART I

Item 1. Description of Business

General

PeopleNet International Corporation, is engaged in:

  the marketing of "ADVENTURES WITH KANGA RODDY", a television program aimed at pre-school and primary school children that we produced between the years 1997 and 2000;
  the licensing of merchandising rights related to the Kanga Roddy series;
  the marketing and licensing of rights to ChiBrow, an acquired software property.

The Distribution

PeopleNet, formerly known as American Champion Media, Inc., is a Delaware corporation headquartered in Hayward, California and incorporated on February 5, 1997. PeopleNet was formed by, and has been, a wholly owned subsidiary of Pacific Systems Control Technology, Inc., formerly known as American Champion Entertainment, Inc., a Delaware corporation. Pacific Systems Control Technology has been a publicly traded company since July 31, 1997, and its common stock currently trades on the OTC Bulletin Board under the symbol PFSY. Concurrently with the effectiveness of this registration statement, Pacific Systems Control Technology will distribute its entire holdings of PeopleNet to the stockholders of Pacific Systems Control Technology. Pacific Systems recently changed the focus of its business to concentrate on the distribution and sale of remote access electric meters and related products. Since this new line of business is not complementary to the business conducted by PeopleNet, the board of directors of Pacific Systems determined that it is in the shareholders' best interest to separate the two companies and allow them to operate independently. In particular, the board believes that matters related to public market valuations, capital raising, public relations and marketing are better served when a company is focused on related business. In addition, the board believes that shareholder value will be increased by the ownership of two public companies rather than one.

Once this Form 10-SB is declared effective by the Securities and Exchange Commission, Pacific Systems will distribute an Information Statement to its shareholders explaining the effects of the distribution on Pacific Systems, PeopleNet and their shareholders. The Information Statement will contain details related to the final number of PeopleNet shares to be distributed for each share of Pacific Sytems held, the record date for determining shareholders to receive the distribution and the effective date of the distribution. PeopleNet will seek to have its shares traded on the OTC Bulletin Board, but there can be no assurance that such trading will occur.

Current Business

Between the years 1997 and 2000, we developed and produced 29 half-hour episodes of the Kanga Roddy series which features a six-foot tall kangaroo character named Kanga Roddy who is a martial arts expert. Unlike other martial arts programs which feature violent content, Kanga Roddy never fights because he understands that conflict can always be resolved through traditional martial arts values such as knowledge, compassion, humility, discipline, respect and an open mind. The show merges these values, which are the core subjects in the field of emotional intelligence, with contemporary music, dance, vibrant colors and exciting movements designed to capture the attention of its target audience consisting primarily of pre-school and primary school children.

Each episode of the Kanga Roddy series focuses on a group of children at a community center and their teachers (played by Jennifer Montana and Karen Lott, wives of former San Francisco 49ers football players, Joe Montana and Ronnie Lott), working on activities such as reading, physical fitness and arts and crafts. During these activities, the children encounter an ethical or social problem, which cause uneasiness or unhappiness among some of the children. The teachers sense the problem and suggest that the children seek help from their friend Uncle Pat, the proprietor of a rare bookstore, played by actor Pat Morita, who was previously featured in "The Karate Kid" movies. Uncle Pat, with the assistance of his pet bookworm, Shakespeare, magically transports the children to the land of Hi-Yah where Kanga Roddy lives. Once in the land of Hi-Yah, Kanga Roddy and his friends Bantu - a female African snake, Tackle Bear - his workout partner, Cimbop and Kimbop - a pair of feline sisters, and Zatochi - a wise old snow monkey, help the children solve their problem by giving examples presented through songs. Kanga Roddy gets inspiration for a proper solution to the problem through flashbacks to lessons learned from his martial arts teacher Zatochi or parallels drawn from encounters with his buddy Tackle Bear. The children and the costumed cast present the answers in song and dance routines. When the children return to the community center, they review what they have learned with their teachers.

From 1997 through 2000, we and KTEH, the public broadcasting station serving the San Jose, California area, colaborated on the production of 29 half-hour episodes of the Kanga Roddy series. We funded the production costs of the series and we own all of the intelectual property to the series. KTEH was granted the exclusive domestic (U.S.) broadcasting rights to the series, and KTEH, through their connection to the network of public television, caused the show to be aired by public TV stations across the country. The exclusive broadcasting rights granted to KTEH ended on April 1, 2001.

In September 1999, we signed a licensing agreement with Brighter Child of Westerville, Ohio, for the licensing of the Kanga Roddy story and all related characters for use in interactive CD-Rom games. Under the terms of the agreement, we receive an 8% royalty on the total revenues of licensed products sold by Brighter Child. The agreement expires on December 31, 2002, and an initial royalty advance of $10,000 has been received so far.

In October 1999, we signed a licensing agreement with Prestige Toys of New York, New York, for the licensing of Kanga Roddy and all related characters for use and manufacturing of plush toy items in all sizes. Under the terms of the agreement, we receive an 8% royalty on the total revenues of licensed products sold by Prestige Toys. The agreement expires on December 31, 2001, and an initial royalty advance of $5,000 has been received so far.

We also host a website known as "Hiyah.com" where colorful graphics and streaming audio bring old-time stories and fables to children. We enjoy steadily increasing visits to this site without any sort of advertisement, from originally a few thousand vists per week to over 150,000 per month, with the average duration per visit of over 10 minutes equivalent to about the length of reading two stories. We intend to incorporate this service into the ChiBrow system.

In December 2000, we signed a licensing agreement with World Channel, Inc. of South San Francisco, California, for a five-year worldwide licensing and distribution of the Kanga Roddy TV program and its related video and audio products. Pursuant to terms of the agreement, World Channel has the exclusive right to license such products of the Kanga Roddy program and shall pay PeopleNet $600,000 in licensing fees per year from 2001 through 2005, or a total of $3 million. In connection with the distribution of our stock by Pacific Systems Control Technology, we entered into an agreement with Pacific Systems pursuant to which we agreed that all future cashflow related to the Kanga Roddy series and its intellectual property shall be allocated between the two companies on a 50/50 basis. Pursuant to this agreement, PeopleNet will pay Pacific Systems 50% of the cash we receive from World Channel. We are only obligated to pay Pacific Systems 50% of the monies we actually receive. To this effect, half of the $600,000 per year for 5 years licensing fee from the World Channel agreement is booked as a $1,500,000 liability payable to the parent company. We intend to recognize the revenue prorata over the term of the licensing agreement.

We plan to retain worldwide rights to the characters and images developed in the Kanga Roddy series, to protect our rights to such characters and images through appropriate registration, and to license their use to manufactures for specific products. There is no assurance that we will be able to do so. If the Kanga Roddy series does not attain and maintain widespread television distribution, or widespread popularity, it is unlikely that any significant licensing or merchandising opportunities or revenue will arise or be maintained.

We believe there is a need for non-violent entertainment for children worldwide and we will continue to market our Kanga Roddy TV property, its products, characters and educational messages. Television programs for children usually take several years to establish its viewership among the young audience, and our program was only first aired in April 1998. In the previous years, we were directly involved in the sales and marketing of our TV property and its products but results had been insignificant. We have now shifted the marketing efforts onto our licensee partners to will continue to marketing our TV property, but limit our own direct marketing efforts in order to cut costs. As shown in our 2001 interim financial statements that our expense in marketing has been greatly reduced from the previous year, and yet efforts to promote and market our TV property are still on going.

ChiBrow - newly acquired property

In June 2001, we signed an agreement with ECapital Group, Inc. to purchase the exclusive licensing and marketing rights to ChiBrow, a safe web browser software for children. Under the terms of the agreement, upon the effectiveness of the spin-off of PeopleNet from Pacific Systems, we will issue 375,000 shares of our common stock, with registration rights, to ECapital in exchange for the worldwide exclusive rights to market and distribute ChiBrow for three years. We intend to file a registration statement on form SB-2 for the resale of such shares immediately after the effectiveness of our spin-off transaction. Pursuant to the terms of the agreement, we shall retain 35% of all revenues generated from such marketing efforts and the balance shall be paid to ECapital.

We believe that ChiBrow, the safe web browser for children, greatly compliments our non-violent action-filled Kanga Roddy TV program. Despite current market conditions or sentiment on Internet related projects, everyone would agree that the Internet is here to stay and our children's dependency on the worldwide web for educational resources and recreational content can only steadily increase. The combination of an Internet property and a TV program strengthens our position as a media content provider with an Internet strategy. The following is a description of our business plan regarding ChiBrow.

ChiBrow, once installed on personal computers, allows children to browse the World Wide Web by accessing sites from a pre-selected list of approved sites known as the Safe-Sites List. Selection criteria include age-appropriateness, educational value, balance in social issues, and meaningful content. Through password control, parents can access and modify the Safe-Sites List as well as set a time limit for browsing after which the computer automatically shuts down. ChiBrow also incorporates a search engine called CoolNetwork which allows young web surfers a safe and educational environment on the Internet. It organizes information based on age-appropriateness and functionality, and provides a feature-filled online experience including safe e-mail, public chat rooms and forums, plus a wide variety of children friendly programs such as art gallery, contests, games and community service activities.

Through ChiBrow, children can use the Internet safely to explore and learn, absent of "inappropriate" adult contents such as violence, pornography, hate speeches, and profanity, while giving parents and educators the ability to define where their children can venture. ChiBrow is a browser, not a filtering software. Consequently, ChiBrow circumvents many of the issues filtering technologies have difficulties addressing:

  alcohol and tobacco marketing;
  unsafe privacy practices;
  "inappropriate" adult images and sounds; and
  sophisticated use of language in which the words themselves are harmless, but the content is not.

ChiBrow avoids these problems and simplifies security management by giving parents complete control.  Parents define what is appropriate for their children by determining what Web sites they can access.  They can create or build on an existing list of safe Web sites called the Safe-Sites List, restrict access to a Safe-Sites Search Engine containing 10,000+ safe Web sites, and/or open access to sites based on domains realms (.edu, .gov and .org).   Because parents have complete control over the browser, and hence the content that is displayed, they can be certain that sites they allow their children to visit meet their safety standards.

Children browse the Web by selecting a site from ChiBrow's Safe-Sites List, by clicking on links within an approved site, or through the Safe-Sites Search Engine (when allowed).  Sites in either the Safe-Sites List or Search Engine have been screened to meet our safety criteria. Each link a child visit is checked against the list approved sites (Safe-Sites List), Search Engine, and/or domain realms before it is opened. If the site belongs to the same domain and/or is located within a domain/site in the Safe-Sites List or security options, ChiBrow displays the Web page. If it isn't, ChiBrow ignores the click and sends an alert at the bottom of the screen.  In order to visit that site, the child must have permission from the parent.  Because parental approval is required for each new site added, parents can rest assured that their child will only visit the sites they determined to be safe.

Today's generation of children embraces the Internet and the personal computer with the same enthusiasm that previous generations embraced television. According to Computer Economics, the number of children using the Internet will grow from 26 million worldwide in 2001, to 77 million by 2005. Although the U.S. remains the dominant Internet market, this is truly a global phenomenon and the growth rate in Asia and Europe is expected by many to surpass that of the U.S.

Through the testing period of the past 12 months, we have given away without charge over 30,000 copies of the basic ChiBrow software via download from our server. Although registration by the user is not required, over 10,000 users have voluntarily registered. We believe most of the users will not object to a paid subscription upon the coming official launch of the complete ChiBrow system. The official launch date of ChiBrow is tentatively set for November 2001. At the official launch, new ChiBrow software available either via downloading or on CD-Rom, with more complete features will need to be purchased by the users. The new version will have mechanisms that will require the user to remit timely payment for uninterrupted use. We will set up in-bound telemarketing operator to assist users with the new subscription process. We expect the conversion of free users into paying subscribers will allow us to receive revenue from this property beginning with the 4th quarter of 2001. We are also preparing ChiBrow in multiple languages and intend to launch and market ChiBrow in other countries as well.

There have been several unsolicited reviews of ChiBrow by publications and journals including the recent September 2001 issue of "Yahoo Internet Life" and the April 2001 issue of "Family PC Magazine". The conclusions have been in our favor stating that ChiBrow is the only truly safe portal for children available today and that ChiBrow does not engage in filtering technology that has been proven to fall short of fail safe. We have received 5-star ratings from "GuardCentral" - a computer security and news publication, and "Tucows.com" - a rating system for children software, the highest rating for our browser from these organizations. Utilizing such endorsements, we intend to seek corporate sponsorship and advertisement from companies engaged in products for children. We have been approached by several multi-national organizations, governments and corporations expressing strong interest in sponsoring ChiBrow upon our official launch. We will employ marketing personnel specialized in seeking such corporate sponsorship and advertisement.

Our marketing budget will be $30,000 per month, which includes a sales department of 3 persons. We will also employ a team of 3 software engineers, plus two executives. The company will have a total of 8 employees and we forecast our monthly burn rate to be $80,000.

Copyright of all of the ChiBrow software and computer codes, and registered trademarks remain the property of ECapital Group.

Previous Business Activities

In the year 2000, we received revenues from a one-time promotion and production of a professional boxing event in China. Our previous investments in exercise videos have been completely written off as of December 31, 2000. Our management has decided not to engage in the businesses of sporting events promotion and exercise videos in the future.

Competition

Each of the industries in which we compete is highly competitive and most of the companies with which we compete have greater financial and other resources than us. With respect to our media activities, we compete with major production companies, and competition for access to a limited supply of facilities and talented creative personnel to produce our programs which is often based on relationships and pricing. Our programs compete for time slots, ratings, distribution channels and financing, and related advertising revenues with other programming products. Our competitors include motion picture studios, television networks, and independent television production companies, which have become increasingly active in children's programming. We compete for broadcast commitments and production funding for public television projects with Children's Television Workshop, other independent production companies, and projects produced by local public television stations.

If we attempt to expand into other areas, including the Internet, we will face more intense competition from other larger entities such as Disney, CartoonNetwork.com, Yahooligans, etc., which also seek to attract the children's and family audiences segment with their services. In addition, there is a strong trend toward vertical integration in the business, with more companies owning content, making it more difficult for smaller, independent companies such as us to obtain favorable financing and distribution terms.

Other approaches to safety for children browsing the Internet involve filtering technology that is subject to attack by de-filtering software and interference with other programs on the host computer. Examples of such filtering software currently on the market are NetNanny, SurfMonkey, SurfControl, InternetGuard, CyberSitter and others. However since there is no previous commercial launch of a children's portal using similar approaches to ours, we cannot gauge how users may react to our offer of software and services. We may have difficulty converting the currently free users of ChiBrow into paying subscribers, or securing advertisers and corporate sponsors.

Employees

As of September 10, 2001, we employed two employees on a full-time basis, both of which are management. We intend to employ a total of eight persons in order to be able to handle our exisiting business and the marketing of ChiBrow.

Item 2. Management's Discussion and Analysis or Plan of Operation

The following section discusses the significant operating changes, business trends, financial condition, earnings and liquidity during the years ended December 31, 2000 and 1999, and the interim six-month periods ended June 30, 2001 and 2000 . This discussion should be reads in conjunction with our financial statements and notes appearing elsewhere in this report.

The following discussion may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties could cause actual results to differ materially from those indicated. For a discussion of factors that could cause actual results to differ, please see the discussion contained herein. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect subsequence events or circumstances. Readers are also encouraged to review our publicly available filings with the Securities and Exchange Commission.

Results of Operation

PeopleNet was formed in February 1997, under the name American Champion Media, as a wholly owned subsidiary of America's Best Karate, which is a wholly owned subsidiary of Pacific Systems Control Technology formerly known as American Champion Entertainment.

Revenues

During the year ended December 31, 2000, our film income and sponsorship fees decreased to $154,520 from $517,995 for 1999, primarily due to only two half-hour episodes of our Kanga Roddy series being delivered for TV distribution in the year 2000 as compared to nine episodes delivered in 1999. In April 2000, we produced and promoted a professional boxing championship held in China and received sponsorship revenue of $400,000 for this event. However, due to the violent nature of the sport of boxing, we have decided not to participate in such activities in the future.

For the six-month period ended June 30, 2001, we recognized $300,000 in licensing fee revenue from the licensing of products from our Kanga Roddy TV program to World Channel, Inc. Under the terms of the 5-year licensing agreement, World Channel pays us $600,000 per year for the world-wide licensing rights. Under an agreement we have with our parent company, Pacific Systems, 50% of the cash received from World Channel is paid to Pacific Systems. We intend to recognize the revenue prorata over the term of the licensing agreement.

Costs and Expenses

The costs of sales is calculated in relation to film income as such costs is the amortization of capitalized production costs from the Kanga Roddy series.

For the year ended December 31, 2000, we recognized $3,697,224 in expenses as a reserve of film cost. These costs were capitalized production costs for the television show "Adventures With Kanga Roddy" as compared to none of such charges for 1999. During the year-ended December 31, 2000 management reviewed the net realizable value of the capitalized film costs. The licensing and sponsorship fees to date have been less than the original estimates of the Company. During the third quarter of 2000 a reserve of $1,000,000 was taken against the related capitalized costs. As of December 31, 2000 the net amount of capitalized film costs was reserved to $3,950,000, which is based on current licensing agreements and planned and probable future distribution of the television show.

Our expenses for salaries and payroll taxes were $1,021,683 for the year 2000, an increase of $640,319 from $381,364 in 1999. Total selling, general and administrative expenses was $2,402,509 for 2000, an increase of $1,343,872 from $1,058,637 in 1999. The increase is due to certain of such expenses no longer being captured into capitalized film costs as were in the year 1999. Film costs consist of capitalized costs related to the production of original film masters for our TV program. Capitalized film costs were $2,621,904 for the year 1999 and $125,148 for 2000. There were also changes in the make-up of SG&A expenses, such as video/audio editing and artwork design and printing costs were part of such expenses for the year 2000. Payroll directly related to production were capitalized in 1999, but the same employees were engaged in sales and marketing activities in 2000 instead. During the year ended December 31, 2000, based on current licensing agreements in place, we decided to writedown $3,697,224 in capitalized film costs.

For the six-month period ended June 30, 2001, we adopted aggressive cost-cutting measures and salaries and payroll taxes were reduced to $131,811 while selling, general and administration expenses were contained to $99,215. We had 7 employees at December 31, 2000 and gradually reduced to 2 persons by June 30, 2001. Management personel has not taken a salary since March 1, 2001, and all paid consultants were terminated as of March 31, 2001. Salary and payroll expenses for the first six months of 2001 appear higher than for only 2 employees because our cut back was gradual. Travel and entertainment expenses were also kept to a minimal during this period. We were able to reduce our staff because a lot of the marketing efforts for our TV property have been handed over to the World Channel

As a result of foregoing factors, our net loss was ($6,719,478) for the year ended December 31, 2000 as compared to ($1,487,878) for the year ended December 31, 1999. Net loss per share increased to ($3.34) in 2000 from ($0.74) in 1999, while weighted average number of shares outstanding remained the same at 2,010,000 shares when adjusted for the 20,100 to 1 forward-split of our common stock in July 2001.

Net loss for the six months ended June 30, 2001 was ($289,052) resulting in a basic loss per share of ($0.14) for the period.

Liquidity and Capital Resources

Stockholders' equity decreased to a negative ($7,742,212) at the end of 2000, from a negative ($1,022,734) from 1999. Subsequent to year-end 2000, we adopted a plan to spin-off PeopleNet to the shareholders as a tax-free dividend. As part of this plan, some of the inter-company accounts will be offset against each other and the net amount due the parent company is adjusted to $1,500,000 with the balance converted to additional paid-in-capital. We intend to use 50% of the cash to be received from the World Channel licensing agreement to repay this obligation. The only recourse from our parent company against us is limited to the 50% of the payments from World Channel. World Channel pledged $800,000 of its equipment as collateral for its obligation to make the payments to us, and with the cash we have received from World Channel so far, we believe the collectibility of this revenue is reasonably assured.

The proforma effect of the conversion of inter-company notes to additional paid-in-capital will result in a net stockholders' equity of $2,518,967. Please refer to the proforma column of the interim balance sheet for details.

Cashflow from operations for the twelve months ended December 31, 2000 was a positive $229,148. Cash used for investing activities for the twelve months ended December 31, 2000 was ($125,148) and cash from financing activities for the twelve months ended December 31, 2000 was a decrease of ($104,000). As of the twelve month period ended December 31, 2000, we recognized $692,437 in bad debt charges. Management decided that such debts were irrecoverable and the breakdown as follows:

    Bad debts taken at 12/31/2000
          Receivables from KTEH                 $ 205,000
          Sponsorship from Boxing event           267,000
          Initial investment into Great Wall
            International Sports Media Co.        180,000
          Sales of karate studios                  40,437
                                                ---------
                                                $ 692,437
                                                =========

For the six-month period ended June 30, 2001, cashflow from operations was a negative ($204,270) and our financing activities brought in $204,425.

We historically financed our operating and capital outlays from funds received from our parent company. We intend to complete a private placement in the amount of $1 million upon the spin-off of PeopleNet for immediate working capital, and employ at the start eight persons including two in management, three persons in sales and marketing and three engineers in technical support. We estimate that our burn rate for the twelve months upon the effectiveness of the spin-off transaction should not exceed $1 million. However, there is no assurance that we will be successful in raising capital from a private placement. In the event that a private placement is unsuccessful, we will rely on the cash flow from the licensing agreement with World Channel, revenues generated from the ChiBrow project, if any, plus debt financing to fund operations on a short-term basis. ECapital Group, Inc. has expressed the possibility of extending a loan to us for our operational needs if the private placement is not completed. Management has a reasonable belief that we can fund our operations through the above mentioned means.

Currently, ChiBrow is offered free of charge and has a world-wide user base of 30,000. We anticipate the conversion of free users of ChiBrow into paying subscribers and to launch ChiBrow as a fee for service site beginning with the third calendar quarter of 2001. Our business model for the exploitation of ChiBrow is based on:

  individual subscription between $30 to $60 per family per year;
  corporate subscription between $60 to $100 per station per year;
  advertising banners;
  corporate sponsors; and
  paid positioning preference on ChiBrow and CoolNetwork's webpages and searches.

Our average burn rate for the first six months of 2001 was $50,000 per month. We anticipate upon the effectiveness of the spin-off transaction we will immediately step up the marketing and sales efforts for our TV series and ChiBrow, and our burn rate will increase to $80,000 per month or about $1 million for the 12 months after the spin-off.

Until we are successful in converting free users of ChiBrow into paying subscribers and securing corporate sponsors and advertisers, our source of revenue will be relying on the $300,000 per year (net of the 50% payable to our parent company) from the World Channel licensee and results from other marketing efforts regarding our Kanga Roddy TV property.

Unless a direct positive cashflow can be obtained with the production of addition episodes, we have no current plan to produce more episodes of the Kanga Roddy TV series. We are not obligated to deliver any more shows to KTEH as KTEH understands that these episodes are produced at a steep cash outflow. The average production cost of each half-hour episode is about $220,000 and the distribution fee we receive is only $30,000 per episode for a two-year unlimited broadcast run. We believe that our current inventory of 29 episodes is enough of a library for the property to be distributed as a children's program since just one re-run of each episode will generate over one year's programming supply for a weekly show. Much higher re-run rates are still acceptable for young children programs due to the fact that this audience enjoys repeated programs with familiar songs and characters.

Item 3. Description of Property

We lease approximately 2,000 square feet of space for our Hayward, California, headquarters pursuant to a four-year lease expiring in August 2004, at approximately $6,000 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of the spin-off of PeopleNet from Pacific Systems Control Technology, certain information with respect to stock ownership of:

  all persons known by us to be beneficial owners of 5% or more of its outstanding shares of Common Stock;

  each director; and

  all directors and officers as a group.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock	Percentage of Common Stock Ownership*
Holley Holding USA, Inc.	738,387	36.7%
ECapital Group, Inc.	375,000	18.7%
Anthony K. Chan (Director)	27,000	1.3%
George Chung (Director)	0	0%
All Directors and Officers as a group (two persons)	27,000	1.3%

_______________________

1    The address for the directors and executive officers is c/o PeopleNet International Corporation, 22320 Foothill Blvd., Suite 260, Hayward, California 94541.

       The address for Holley Holding USA is 131 So. Maple Avenue, Suite 6, South San Francisco, CA 94080.

       The address for ECapital Group is 2001 Gateway Place, Suite 270 West, San Jose, CA 95110.

Item 5. Directors, Executive Officers, Promoters and Control Persons

As of August 31, 2001, our directors, executive officers and control persons are:

  Name                Age   Position                             Director Since

  Anthony K. Chan     46    President, Chief Executive Officer,     1997
                            Chief Financial Officer, Chairman and
                            Director

  George Chung        40    Director                                1997

Anthony K. Chan. Mr. Chan has served as President, Chief Executive Officer, and a Director of Pacific Systems Control Technology since February 1997, and has served as our Chief Executive Officer, Chairman and Director since 1997. From 1985 to 1990, Mr. Chan served as the Director of Chinese Affairs for the Eisenberg Company, a diversified business enterprise, where Mr. Chan's principal duty was to negotiate contracts in the People's Republic of China. Prior to 1985, Mr. Chan was employed by the Bank of America NT & SA as an economic forecaster. Mr. Chan received his MBA from the University of California at Berkeley.

George Chung. Mr. Chung has served as Chairman of the Board and a Director of Pacific Systems Control Technology since February 1997, and as our Director since 1997. Mr. Chung also served as our executive producer for the Kanga Roddy series during the years 1999 and 2000. From 1981 to 1991, Mr. Chung owned and operated a karate studio in Los Gatos, California. Mr. Chung was inducted into the Black Belt Hall of Fame in 1983. He is regarded in the martial arts industry as a pioneer in the modernization of what is known as contemporary martial arts training, which includes the use of music in both training and performance. He has been featured in magazines, books, television and motion pictures. He is a published author and wrote "Defend Yourself," a worldwide published self-defense system for Sybervision Systems. In 1995, he was awarded a "Superbowl Ring" from the San Francisco 49ers in recognition for his outstanding martial arts work with their championship football team.

Item 6. Executive Compensation

The following table sets forth certain summary information with respect to the compensation paid to our Chief Executive Officer and President, and our Chairman of the Board, for services rendered in all capacities for the period through December 31, 2000. We had no other executive officers whose total annual salary and bonus exceeded $100,000 for that fiscal year:

Name	Position	Year	Salary	Other Compensation	Bonus	Long-Term Compensation
						Awards		Payouts
						Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs(#)(1)	LTIP Payout($)	All Other Compensation ($)
Anthony Chan	President & Chief Executive Officer & Chief Financial Officer & Chairman of the Board & Director	2000 1999	$135,000 $127,262	None	None	None	None	None	None
George Chung	Director	2000 1999	$135,000 $127,262	None	None	None	None	None	None

STOCK OPTIONS GRANTS AND EXERCISES

Option/SAR Grants within 2000

Option/SAR Grants in Last Fiscal Year
Individual Grants
Name	Number of Securities Underlying Option Granted (#)	% of Total Options Granted to all persons in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Anthony Chan	None	0
George Chung	None	0

The following table shows the value at August 31, 2001 of unexercised options held by the named executive officers:

			Number of securities underlying unexercised options at fiscal year-end (#)	Value of unexercised in-the-money options at fiscal year-end ($)
Name	Shares acquired on exercise (#)	Value Realized ($)	Exercisable/ unexercisable	Exercisable/ unexercisable
Anthony Chan, President, Chief Executive Officer and Chief Financial Officer, Chairman of the Board and Director	None	None	None	None
George Chung, Director	None	None	None	None

---------------------------

The compensation for our key management will be evaluated from time to time by the Board. The Board may, in its discretion, award these individuals cash bonuses, options to purchase shares of common stock under our Equity Incentive Plan and such other compensation, including equity-based compensation, as the Board, or a committee thereof, shall approve from time to time.

Item 7. Certain Relationships and Related Transactions

An agreement was made with our parent company, Pacific Systems, on July 10, 2001, in which Pacific Systems is entitled to receive 50% of all cashflow generated from the licensing agreement between us and World Channel. To this effect, we have established a $1,500,000 payable to Pacific Systems and we intend to use 50% of the cash to be received from World Channel to repay this obligation.

As of July 20, 2001, we had an unsecured loan in the amount of $54,000 from our director and Chief Executive Officer, Anthony Chan. Upon the effectiveness of this registration statement, the entire amount of this loan will be converted into 27,000 shares of our common stock.

Certain financing transactions of PeopleNet and management oversight duties have been provided by Pacific Systems. Although our employees have provided management of the operations of PeopleNet, our ability to obtain financing has been dependent upon our relationship with Pacific Systems. Had the relationship between PeopleNet and Pacific Systems not been in place, our results of operations and financial position may have ben adversely affected.

We received advances from Pacific Systems to fund our operations. It has been the policy of Pacific Systems and the consolidated group to not charge interest on inter-company advances. Interest has been imputed on $1,500,000 of the balance at a rate of 8%. This interest has been accrued as Pacific Systems intends to charge interest on this amount in future periods. At December 31, 2000 and 1999 accrued interest payable on these advances amounted to $420,000 and $300,000, repectively, and is included in the amounts due to parent.

Item 8. Description of Securities

General

We have an authorized capital of 100,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value, of which 2,010,000 shares of common stock and no shares of preferred stock are currently outstanding.

Common Stock

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. Such holders are entitled to share pro rata in such dividends as may be declared by the board of directors out of funds legally available. On any dissolution, liquidation or winding-up of our business, the holders of common stock will be entitled to share pro rata in all distributions made after payment of or provision for the payment of all debts and prior claims. There are no preemptive rights or conversion privileges applicable to the common stock.

Preferred Stock

The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover of us. We do not have any current plans to issue any Preferred Stock.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

Until the effective date of this registration statement, our common stock has been privately held and has not traded on any securities exchange or quotation system. Upon distribution of our common stock to the stockholders of Pacific Systems, we intend to have the common stock included for quotation in the over-the-counter electronic bulletin board. We anticipate we will have approximately 6,300 beneficial holders of our common stock at the time of the spin-off.

We have not paid any cash dividends on our common stock and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements and such other factors deemed relevant by our Board of Directors.

Upon completion of the spin-off and consummation of the ChiBrow agreement with ECapital, we will have 2,010,000 shares of common stock outstanding. Of such shares, 1,608,000 shares will be free trading and 402,000 will be restriced within the meaning of the Securities Act of 1933. We intend to register the 402,000 restricted shares (owned by ECapital and Anthony Chan) for resale shortly after the spin-off.

Item 2. Legal Proceedings

There are currently no lawsuits or legal proceedings by or against us.

Item 3. Changes in and Disagreements with Accountants

Not applicable.

Item 4. Recent Sale of Unregistered Securities

None.

Item 5. Indemnification of Directors and Officers

Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provided that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S. FINANCIAL STATEMENTS

PeopleNet International Corporation - Interim Financial Statements for the six-month period ended June 30, 2001

BALANCE SHEET

                                           June 30       June 30
                                             2001          2001*
                                         -----------   -----------
                                         (unaudited)   (pro forma)
ASSETS
  Cash                                   $       155   $       155
  Accounts receivable                        416,340       416,340
  Inventory                                   15,412        15,412
  Property and equipment, net                165,678       165,678
  Film costs, net                          3,645,000     3,645,000
                                         -----------   -----------
    Total Assets                         $ 4,242,585   $ 4,242,585
                                         ===========   ===========

LIABILITIES
  Accounts payable and
    accrued expenses                     $   269,817   $   269,817
  Due to parent                           11,932,404     1,500,000
  Other                                        2,628         2,628
  Related party note payable                  39,000        39,000
  Notes payable                               30,000        30,000
                                         -----------   -----------
                                          12,273,849     1,841,445
                                         -----------   -----------
STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value;            -             -
    10,000,000 shares authorized
  Common stock, $0.0001 par value;
    100,000,000 shares authorized                201           201
  Additional paid-in capital                 678,680    11,111,084
  Accumulated deficit                     (8,710,145)   (8,710,145)
                                         -----------   -----------
    Total Stockholders' Equity            (8,031,264)    2,401,140
                                         -----------   -----------

                                         $ 4,242,585   $ 4,242,585
                                         ===========   ===========

*  The pro forma column reflects the conversion of inter-company notes to additional paid-in capital as if the conversion took place as of June 30,
   2001.  Please refer to Note 1 of the Notes to Interim Financial
   Statements for details.

STATEMENT OF OPERATIONS

                                          Six-month       Six-month
                                         Period Ended    Period Ended
                                         June 30, 2001   June 30, 2000
                                         -------------   -------------
                                          (unaudited)     (unaudited)
REVENUE
  Licensing fee                                300,000         525,747
  Other                                          3,690             -
                                         -------------   -------------
    Total revenue                              303,690         525,747
                                         -------------   -------------

COSTS AND EXPENSES
  Cost of sales - Film income                  301,616         898,240
  Inter-company interest
    expense, net                                60,000          60,000
  Selling                                       16,595         286,456
  Salaries and payroll taxes                   131,811         561,911
  General and administrative                    82,620         188,410
                                         -------------   -------------
    Total costs and expenses                   592,642       1,995,017
                                         -------------   -------------

LOSS FROM OPERATIONS BEFORE
  PROVISION FOR INCOME TAXES                  (288,952)     (1,469,270)

PROVISION FOR INCOME TAXES                         100             100
                                         -------------   -------------
NET LOSS                                      (289,052)     (1,469,370)
                                         =============   =============

Weighted average number of
  shares outstanding                         2,010,000       2,010,000
                                         =============   =============

Basic and diluted loss per share               $(0.14)         $(0.73)
                                         =============   ==============

STATEMENT OF CASH FLOWS

                                                Six-month       Six-month
                                               Period Ended    Period Ended
                                               June 30, 2001   June 30, 2001
                                               -------------   -------------
                                                 (unaudited)     (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                      $  (289,052)     (1,469,370)
  Adjustments to reconcile net loss
    to net cash used for operating activities
      Depreciation                                   37,210          44,058
      Amortization                                  300,000          31,057
  (Increase) decrease in
    Accounts receivable                            (228,612)       (405,239)
    Inventory                                           255          (3,511)
  Increase (decrease) in
    Accounts payable and accrued expenses           (24,071)       (211,725)
                                                ------------    ------------
      Net cash used for operating activities       (204,270)     (2,014,730)
                                                ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Payments for film costs                               -           (44,257)
                                                ------------    ------------
    Net cash used for investing activities              -           (44,257)
                                                ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds on loans from related parties              3,000             -
  Payments on loans from related parties                -           (70,000)
  Advances from parent                              171,425       2,305,990
  Proceeds on notes payable                          30,000             -
  Payments on notes payable                             -           (70,000)
                                                ------------    ------------
    Net cash provided by financing activities       204,425       2,165,990
                                                ------------    ------------

NET CHANGE IN CASH                                      155         107,003

CASH, beginning of period                               -               -
                                                ------------    ------------
CASH, end of period                             $       155     $   107,003
                                                ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the period for
    Foreign and state income taxes              $       100             100
                                                ============    ============

NOTES TO INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2001

Note 1. Nature of Operations, Going Concern, Significant Transactions and Subsequent Events

Nature of Operations - PeopleNet International Corporation (the "Company") focuses on operating and managing media-related programs. These programs consist of production of educational television programs for children, which emphasize martial arts values and fun. The Company is a wholly owned subsidiary of America's Best Karate ("ABK"), which is a wholly owned subsidiary of American Champion Entertainment, Inc. ("ACEI").

Going Concern. Management's plans and the ongoing operations of the Company are expected to require additional working capital during 2001. In addition, the Company has experienced losses from continuing operations since inception. These factors cause substantial doubt about the ability of the Company to continue as a going concern. The Company has historically financed operating and capital cash requirements from funds received from the parent company ACEI. While the Company does not have an agreement or commitment in place, management plans to raise additional capital through a private placement subsequent to the spin-off, which is described below, in the amount of approximately $1,000,000. However, there is no assurances that we will be successful in raising capital from a private placement. In the event that a private placement is unsuccessful, we will rely on the cash flow from the licensing agreement with World Channel, revenues that could be generated from the ChiBrow project, plus debt financing to fund operations on a short-term basis. ECapital Group, Inc. has already expressed the possibility of extending a loan to us for our operational needs if the private placement becomes not viable.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of operations. The continuation of the Company as a going concern is dependent upon the success of obtaining additional capital and, thereafter, on attaining profitability. There can be no assurance that management will be successful in the implementation of its plan. The financial statements do not include any adjustments in the event the Company is unable to continue as a going concern.

Significant Transactions and Subsequent Events. On July 24, 2001 the Company changed its name from American Champion Media, Inc. to PeopleNet International Corporation. The name change was made to more accurately reflect changes in the Company's core business.

On July 23, 2001 the Company declared a 20,100 for 1 stock split. The accompanying financial statements reflect the effect of this split. The Company also increased the authorized shares of common stock to 100,000,000 and provided for the issuance of up to 10,000,000 shares of preferred stock. The preferred stock can be issued at the by the Board of Directors and may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption and sinking fund provisions. All share and per share data in the accompanying notes have been adjusted to reflect the effect of this split.

In July 2001 the Company adopted the 2001 Stock Option Plan. The plan provides for the issuances of up to 1,500,000 options to purchase common stock of the company. No options have been issued under the plan.

In July 2001 the Company adopted the Non-Employee Directors Stock Option Plan. The plan provides for the issuances of up to 500,000 options to purchase common stock of the company. No options have been issued under the plan.

In July 2001 the Company adopted the 2001 Stock Incentive Plan. The plan provides for the issuances of up to 500,000 shares of common stock of the company. No shares have been issued under the plan.

In June 2001, the Company signed an agreement with ECapital Group, Inc. ("ECapital") to purchase the exclusive licensing and marketing rights to ChiBrow, a safe web browser software for children. Under the terms of the agreement, upon the effectiveness of the spin-off of the Company from ACEI, the Company will issue 375,000 shares of common stock, with registration rights, to ECapital in exchange for the worldwide exclusive rights to market and distribute ChiBrow for three years. The Company intends to file a registration statement for such shares immediately after the effectiveness of the spin-off transaction. Pursuant to the terms of the agreement, the Company shall retain 35% of all revenues generated from such marketing efforts and the balance shall be paid to ECapital.

On June 22, 2001 ACEI approved a plan to spin-off the Company to the shareholders as a tax-free distribution. Under the plan, each stockholder of ACEI will receive one share of ACM stock for approximately every 17 shares of ACEI stock held as of the effective date of the spin-off. Subsequent to and as part of the spin-off, ECapital, an unrelated entity, will contribute intangible property consisting primarily of Internet sites, content and a web browser, described above, in exchange for approximately 18% of the Company. The related party note payable will also be converted to common stock amounting to approximately 1% of the Company. The Company expects to operate in the business of providing Internet content subsequent to the spin-off.

As part of this plan, the advances to ABK will be offset against the amounts due to ACEI and the net amount due adjusted down to $1,500,000 with the balance converted to additional paid-in-capital. This $1,500,000 will be converted to a note payable and will be due in annual installments of $300,000 plus interest at 8 percent. The television program, "The Adventures With Kanga Roddy", and all licensing and distribution rights associated with the program will also secure the note.

NOTES TO INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2001

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Revenue from films and licensing is recognized pro rata over the terms of the agreements. Film costs are amortized using the individual-film-forecast-computation method, which amortizes costs in the ratio that current gross revenues bear to anticipated total gross revenues from all sources. The management of the Company periodically reviews its estimates of future revenues for each master and if necessary a revision is made to amortization rates and a write down to net realizable value may occur. During the year ended December 31, 2000, management determined that based on the current licensing agreements in place with respect to films released, a reserve of $3,697,224 should be established.

Concentrations of Risk - Financial instruments which potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash with financial institutions deemed by management to be of high credit quality. The amount on deposit in any one institution that exceeds federally insured limits is subject to credit risk.

Cash and Cash Equivalents - The Company considers certain highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment is stated at cost. Depreciation for property and equipment is computed using the straight-line method over an estimated useful life of five years.

Film Costs - Film costs consist of the capitalized costs related to the production of original film masters for videos and television programs. Film costs are amortized using the individual-film-forecast-computation method. The net film costs are presented on the balance sheet at the net realizable value for each master. During 2000 the Company established a reserve against the capitalized film costs to reduce the carrying amount to the estimated net realizable value.

Fair Values of Financial Instruments - The carrying values of cash, receivables, accounts payable and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying values of long-term obligations approximate fair value since the interest rates either fluctuate with the lending banks' prime rates or approximate market rate. None of the financial instruments are held for trading purposes.

Basic Loss Per Share - Basic loss per share is based on the weighted average outstanding shares issued. Because the Company has a net loss, the common stock equivalents would have an anti-dilutive effect on earnings per share. Accordingly, basic earnings per share and diluted earnings per share are the same.

Income Taxes - Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Presentation - Management believes utilizing a classified balance sheet presentation is not appropriate, as the operating cycle of the Company is expected to exceed 12 months. Accordingly, an unclassified presentation is utilized for the accompanying balance sheet, which is an acceptable method under SFAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films."

Use of Estimates, Risks and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates used in these financial statements include the recovery of film costs, which has a direct relationship to the net realizable value of the related asset. It is at least reasonably possible that management's estimate of revenue from films could change in the near term, which could have a material adverse effect on the Company's financial condition and results of operations.

NOTES TO INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2001

Note 3. Basis of Reporting

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for completed financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the financial position of the Company on June 30, 2001 and the results of its operations and its cash flows for the six-month period ended June 30, 2001. The accompanying unaudited financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2000 included elsewhere in this Form 10-SB.

NOTES TO INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2001

Note 4. Uses of Estimates, Risks and Uncertainties

The preparation of financial statements in confirmity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could difer from those estimates. Significant estimates used in these financial statements include the recovery of film costs which has a direct relationship to the net realizable value of the related asset. It is at least reasonably possible that management's estimate of revenue from films could change in the near term which could have a material adverse effect on the Company's financial condition and results of operations.

PEOPLENET INTERNATIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors

PeopleNet International Corporation

We have audited the accompanying consolidated balance sheet of PeopleNet International Corporation, (the "Company") a wholly owned subsidiary of American Champion Entertainment, Inc., as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had limited cash reserves at December 31, 2000 and based on management's current cash flow estimates, will not have sufficient cash to meet obligations over the next twelve months without additional sources of capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in this regard is discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP

San Francisco, California

February 15, 2001, except for Note 1 as to which the date is July 24, 2001

PEOPLENET INTERNATIONAL CORPORATION

BALANCE SHEET

                                       December 31,
                                --------------------------
                                    2000           1999
                                -----------    -----------
                                 (audited)      (audited)
ASSETS
  Accounts receivable           $   187,728    $   472,251
  Inventory                          15,667         13,220
  Property and equipment, net       202,888        291,066
  Film costs, net                 3,950,000      7,553,133
                                -----------    -----------
    Total Assets                $ 4,356,283    $ 8,329,670
                                ===========    ===========

LIABILITIES
  Accounts payable and
    accrued expenses            $   298,631    $   708,213
  Due to parent                  11,760,978      8,503,696
  Other                               2,886            495
  Related party note payable         36,000         70,000
  Notes payable                         -           70,000
                                -----------    -----------
                                 12,098,495      9,352,404
                                -----------    -----------

COMMITMENTS AND CONTINGENCIES,
  Note 8                                -              -

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value;   -              -
    10,000,000 shares authorized
  Common stock, $0.0001 par value;
    100,000,000 shares authorized       201            201
  Additional paid-in capital        678,680        678,680
  Accumulated deficit            (8,421,093)    (1,701,615)
                                -----------    -----------
    Total Stockholders' Equity   (7,742,212)    (1,022,734)
                                -----------    -----------
                                $ 4,356,283    $ 8,329,670
                                ===========    ===========

STATEMENT OF OPERATIONS

                                     Year Ended December 31,
                                   --------------------------
                                       2000           1999
                                   -----------    -----------
                                    (audited)      (audited)
REVENUE
  Film income and sponsorship
    fees                           $   154,520        517,995
  Sporting events promotion            400,000            -
  Other                                    695         13,648
                                   -----------    -----------
    Total revenue                      555,215        531,643
                                   -----------    -----------

COSTS AND EXPENSES
  Cost of sales - Film income           33,177        458,274
  Film cost reserve                  3,697,224            -
  Inter-company interest
    expense, net                       120,000        120,000
  Selling                            1,419,034        317,405
  Salaries and payroll taxes         1,021,683        381,364
  General and administrative           983,475        741,232
                                   -----------    -----------
    Total costs and expenses         7,274,593      2,018,275
                                   -----------    -----------

LOSS FROM OPERATIONS BEFORE
  PROVISION FOR INCOME TAXES        (6,719,378)    (1,486,632)

PROVISION FOR INCOME TAXES                 100          1,246
                                   -----------    -----------
NET LOSS                            (6,719,478)    (1,487,878)
                                   ===========    ===========

Weighted average number of
  shares outstanding                 2,010,000      2,010,000
                                   ===========    ===========

Basic and diluted loss per share       $(3.34)        $(0.74)
                                   ===========    ===========

STATEMENT OF STOCKHOLDERS' EQUITY

                          Common
                          Stock                                      Total
                          Number     Common  Paid-in   Accumulated   Stockholders'
                          of Shares  Stock   Capital   Deficit       Equity
                          ---------  ------  --------  ------------  ------------
Balance
  December 31, 1998       2,010,000  $  201  $678,680  $(213,737)  $   465,144

Net loss for year ended
  December 31, 1999             -       -         -     (1,487,878)   (1,487,878)
                          ---------  ------  --------  ------------  ------------
Balance
  December 31, 1999       2,010,000     201   678,680   (1,701,615)   (1,022,734)

Net loss for year ended
December 31, 2000               -       -         -     (6,719,478)   (6,719,478)
                          ---------  ------  --------  ------------  ------------
Balance
  December 31, 2000       2,010,000     201   678,680   (8,421,093)   (7,742,212)
                          =========  ======  ========  ============  ============

STATEMENT OF CASH FLOWS

                                                  Year Ended December 31,
                                                --------------------------
                                                    2000          1999
                                                ------------  ------------
                                                 (audited)     (audited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                      $(6,719,478)  $(1,487,878)
  Adjustments to reconcile net loss
    to net cash used for operating activities
      Depreciation                                   88,178        88,065
      Amortization                                   31,057       450,100
      Bad debts                                     692,437           -
      Film cost reserve                           3,697,224           -
  (Increase) decrease in
    Accounts receivable                            (407,914)     (440,393)
    Inventory                                        (2,447)       (2,038)
    Due from parent                                    (935)      (37,408)
  Increase (decrease) in
    Accounts payable and accrued expenses          (407,191)      (80,719)
    Due to parent                                 3,258,217     3,995,516
                                                ------------  ------------
      Net cash used for operating activities        229,148     2,485,245
                                                ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment                                 -          (3,341)
  Payments for film costs                          (125,148)   (2,621,904)
                                                 ------------  ------------
    Net cash used for investing activities         (125,148)   (2,625,245)
                                                 ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds on loans from related parties             36,000        70,000
  Payments on loans from related parties            (70,000)          -
  Proceeds on notes payable                             -          70,000
  Payments on notes payable                         (70,000)          -
                                                 ------------  ------------
    Net cash provided by financing activities      (104,000)      140,000
                                                 ------------  ------------

NET CHANGE IN CASH                                      -             -

CASH, beginning of year                                 -             -
                                                 ------------  ------------
CASH, end of year                                $      -      $      -
                                                 ============  ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the period for
    Foreign and state income taxes               $      100    $    1,246
                                                 ============  ============

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 1. Nature of Operations, Going Concern and Subsequent Events

Nature of Operations - PeopleNet International Corporation (the "Company") focuses on operating and managing media-related programs. These programs consist of production of educational television programs for children, which emphasize martial arts values and fun. The Company is a wholly owned subsidiary of America's Best Karate ("ABK"), which is a wholly owned subsidiary of American Champion Entertainment, Inc. ("ACEI").

Going Concern. Management's plans and the ongoing operations of the Company are expected to require additional working capital during 2001. In addition, the Company has experienced losses from continuing operations since inception. These factors cause substantial doubt about the ability of the Company to continue as a going concern. The Company has historically financed operating and capital cash requirements from funds received from the parent company ACEI. While the Company does not have an agreement or commitment in place, management plans to raise additional capital through a private placement subsequent to the spin-off, which is described below, in the amount of approximately $1,000,000. However, there is no assurances that we will be successful in raising capital from a private placement. In the event that a private placement is unsuccessful, we will rely on the cash flow from the licensing agreement with World Channel, revenues that could be generated from the ChiBrow project, plus debt financing to fund operations on a short-term basis. ECapital Group, Inc. has already expressed the possibility of extending a loan to us for our operational needs if the private placement becomes not viable.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of operations. The continuation of the Company as a going concern is dependent upon the success of obtaining additional capital and, thereafter, on attaining profitability. There can be no assurance that management will be successful in the implementation of its plan. The financial statements do not include any adjustments in the event the Company is unable to continue as a going concern.

Subsequent Events. On July 24, 2001 the Company changed its name from American Champion Media, Inc. to PeopleNet International Corporation. The name change was made to more accurately reflect changes in the Company's core business.

On July 23, 2001 the Company declared a 20,100 for 1 stock split. The accompanying financial statements reflect the effect of this split. The Company also increased the authorized shares of common stock to 100,000,000 and provided for the issuance of up to 10,000,000 shares of preferred stock. The preferred stock can be issued at the by the Board of Directors and may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption and sinking fund provisions. All share and per share data in the accompanying notes have been adjusted to reflect the effect of this split.

In July 2001 the Company adopted the 2001 Stock Option Plan. The plan provides for the issuances of up to 1,500,000 options to purchase common stock of the company. No options have been issued under the plan.

In July 2001 the Company adopted the Non-Employee Directors Stock Option Plan. The plan provides for the issuances of up to 500,000 options to purchase common stock of the company. No options have been issued under the plan.

In July 2001 the Company adopted the 2001 Stock Incentive Plan. The plan provides for the issuances of up to 500,000 shares of common stock of the company. No shares have been issued under the plan.

In June 2001, the Company signed an agreement with ECapital Group, Inc. ("ECapital") to purchase the exclusive licensing and marketing rights to ChiBrow, a safe web browser software for children. Under the terms of the agreement, upon the effectiveness of the spin-off of the Company from ACEI, the Company will issue 375,000 shares of common stock, with registration rights, to ECapital in exchange for the worldwide exclusive rights to market and distribute ChiBrow for three years. The Company intends to file a registration statement for such shares immediately after the effectiveness of the spin-off transaction. Pursuant to the terms of the agreement, the Company shall retain 35% of all revenues generated from such marketing efforts and the balance shall be paid to ECapital.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Revenue from films and licensing is recognized pro rata over the terms of the agreements. Film costs are amortized using the individual-film-forecast-computation method, which amortizes costs in the ratio that current gross revenues bear to anticipated total gross revenues from all sources. The management of the Company periodically reviews its estimates of future revenues for each master and if necessary a revision is made to amortization rates and a write down to net realizable value may occur. During the year ended December 31, 2000, management determined that based on the current licensing agreements in place with respect to films released, a reserve of $3,697,224 should be established.

Concentrations of Risk - Financial instruments which potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash with financial institutions deemed by management to be of high credit quality. The amount on deposit in any one institution that exceeds federally insured limits is subject to credit risk.

Cash and Cash Equivalents - The Company considers certain highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment is stated at cost. Depreciation for property and equipment is computed using the straight-line method over an estimated useful life of five years.

Film Costs - Film costs consist of the capitalized costs related to the production of original film masters for videos and television programs. Film costs are amortized using the individual-film-forecast-computation method. The net film costs are presented on the balance sheet at the net realizable value for each master. During 2000 the Company established a reserve against the capitalized film costs to reduce the carrying amount to the estimated net realizable value.

Fair Values of Financial Instruments - The carrying values of cash, receivables, accounts payable and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying values of long-term obligations approximate fair value since the interest rates either fluctuate with the lending banks' prime rates or approximate market rate. None of the financial instruments are held for trading purposes.

Basic Loss Per Share - Basic loss per share is based on the weighted average outstanding shares issued. Because the Company has a net loss, the common stock equivalents would have an anti-dilutive effect on earnings per share. Accordingly, basic earnings per share and diluted earnings per share are the same.

Income Taxes - Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Presentation - Management believes utilizing a classified balance sheet presentation is not appropriate, as the operating cycle of the Company is expected to exceed 12 months. Accordingly, an unclassified presentation is utilized for the accompanying balance sheet, which is an acceptable method under SFAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films."

Use of Estimates, Risks and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates used in these financial statements include the recovery of film costs, which has a direct relationship to the net realizable value of the related asset. It is at least reasonably possible that management's estimate of revenue from films could change in the near term, which could have a material adverse effect on the Company's financial condition and results of operations.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 3. Property and Equipment

                                                   2000         1999
                                                ----------   ----------
Equipment                                       $   47,172   $   47,172
Production equipment                               404,387      404,387
                                                ----------   ----------
                                                   451,559      451,559

Less accumulated depreciation and amortization     248,671      160,493
                                                ----------   ----------
                                                $  202,888   $  291,066
                                                ==========   ==========

Depreciation expense was $88,178 and $88,066 for the years ended December 31, 2000 and 1999, respectively.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 4. Film Costs

Film costs consist of the capitalized costs related to the production of videos and programs for television as follows:

                                                      2000         1999
                                                   ----------   ----------
Television program
  The Adventures With Kanga Roddy, net of
    reserve of $3,537,259 at December 31, 2000     $4,665,557   $8,077,669

Videos
  Montana Exercise Video, net of reserve of
    $148,253 at December 31, 2000                         -        148,253
  Strong Mind Fit Body, net of reserve of
    $18,042 at December 31, 2000                          -         18,042
                                                   ----------   ----------
                                                    4,665,557    8,243,964

Less accumulated amortization                         715,557      690,831
                                                   ----------   ----------
                                                   $3,950,000   $7,553,133
                                                   ==========   ==========

A reserve was established to reduce the capitalized film costs of The Adventures With Kanga Roddy to its net realizable value at December 31, 2000. Other investments in both Montana Exercise Video and the videos of the Strong Mind Fit Body were fully reserved as management believes these videos would not generate future revenues for the Company.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 5. Notes Payable, Related Parties

The notes payable to a major stockholder of ACEI bear interest at 0% to 12% and are unsecured. Substantially all amounts due have been repaid subsequent to year-end.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 6. Notes Payable

The notes payable to individuals bear interest at 0% to 12% and are unsecured. All amounts were due during 2000 and have been repaid.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 7. Income Taxes

Reconciliation of the federal statutory tax rate of 34% and state tax rate of 8.8% to the recorded amounts are as follows:

                                               2000           1999
                                           ------------   ------------
Federal tax benefit at statutory rates     $(2,100,000)   $  (500,000)
State tax benefit at statutory rates          (600,000)      (100,000)
Increase in valuation allowance              2,700,100        601,246
                                           ------------   ------------
                                           $       100    $     1,246
                                           ============   ============

The Company files a consolidated income tax return with ACEI. The Company has net operating loss (NOL) carry forwards for federal and state income tax purposes of approximately $4,000,000, the benefits of which expire in 2012 through 2020 for federal purposes and through 2005 for state purposes. Because of changes in ownership of the Company and ACEI, the utilization of NOL's in any one-year will be limited by Section 382 of the Internal Revenue Code. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                               2000           1999
                                           ------------   ------------
DEFERRED TAX ASSETS
  NOL carryforward                         $ 1,614,000    $   340,000
  Deferred revenue                                 -              -
  Amortization of film costs                 1,416,100            -
  Valuation allowance                       (3,010,100)      (310,000)
                                           ------------   ------------
                                                20,000         30,000
                                           ------------   ------------
DEFERRED TAX LIABILITIES
  Depreciation                                  20,000         30,000
                                           ------------   ------------
                                                20,000         30,000
                                           ------------   ------------
                                           $       -      $       -
                                           ============   ============

Management believes that some of the excess NOL carry forwards over temporary differences and the benefits from the amortization of the film costs may be utilized in future periods. However, due to the uncertainty of future taxable income and limitations related to Section 382 of the Internal Revenue Code, a valuation allowance for the net amount of the deferred tax assets and liabilities has been recorded at December 31, 2000 and 1999.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 8. Commitments and Contingencies

In September 1996, the Company entered into an agreement with the director of The Adventures With Kanga Roddy television program, whereby the director would receive 2% in the distribution of net profits from the TV broadcasting, syndication, and video sales of the first 13 episodes of that program.

During 1997 the Company has entered into a distribution agreement with KTEH, the public broadcasting system ("PBS") station serving the San Jose, California area, for the exclusive right to distribute the "The Adventures with Kanga Roddy" series throughout the United States. Under the terms of the Distribution Agreement, the Company will receive $430,000, which is based on delivery of 13 episodes to KTEH. This amount was recognized in revenue in prior years. During 1998 KTEH agreed to purchase an additional 26 episodes and 2 one-hour specials for approximately $900,000. The Company recognized revenue of $-0- and $433,000 during 2000 and 1999 under this agreement as no episodes have been delivered subsequent to 1999. The agreement expires in April 2001 and will not be renewed.

During 1998, the Company entered into a non-exclusive toy licensing agreement with Timeless Toys with respect to the "The Adventures with Kanga Roddy" television program. Under the agreement, the Company is entitled to an 8% royalty. The agreement expires in January 2001.

In September 1999, the Company signed a licensing agreement with Brighter Child of Westerville, Ohio, for the licensing of the Kanga Roddy story and all related characters for use in interactive CD-Rom games. In October 1999, the Company signed a licensing agreement with Prestige Toys of New York, New York, for the licensing of the Kanga Roddy character and all related characters for use and manufacturing of plush toy items in all sizes. The agreement with Brighter Child expires on December 31, 2002.

On December 27, 2000, the Company entered into a worldwide distribution agreement with respect to "The Adventures with Kanga Roddy" television program with World Channel, Inc.. Under the agreement, World Channel will have the exclusive rights for exhibition, distribution, process and reproduction and all commercial exploitation of the program for a period of five years. The agreement requires World Channel to make five annual installments of $600,000 on or before the end of each of the years 2001 through 2005. As of December 31, 2000 the Company has recorded no amounts related to this agreement.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 9. Related Party Transactions

Certain financing transactions of the Company and management oversight duties have been provided by ACEI. Although ACM employees have provided management of the operations of the Company, the ability of the Company to obtain financing has been dependent upon its relationship with ACEI. Had the relationship between the Company and ACEI not been in place, the results of operations and financial position of the Company may have been different.

The Company has received advances from ACEI to fund its operations. It has been the policy of ACEI and the consolidated group to not charge interest on inter-company advances. Interest has been imputed on $1,500,000 of the balance at a rate of 8%. This interest has been accrued as ACEI intends to charge interest on this amount in future periods. At December 31, 2000 and 1999 accrued interest payable on these advances amounted to $420,000 and $300,000, respectively, and is included in the outstanding balance of the note. As part of the planned transaction to spin the company off from its parent, the net principal balance of the note is expected to be adjusted down to $1,500,000 by converting the balance of the note to additional paid-in-capital (see Note 1).

The Company has also made advances to ABK. These advances are also non-interest bearing. Interest income has not been accrued on these advances as it is not expected that this interest will ever be charge or collected. Subsequent to year-end the amounts due under this advance where offset against the amounts due to ACEI (see note 1).

During 2000 and 1999, the Company paid $5,000 and $2,500, respectively, to two stockholders for story lines and scripts for the production of the television series "The Adventures with Kanga Roddy."

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 10. New Authoritative Pronouncements

During 2000 Statement of Position ("SOP") 00-2, Accounting by Producers or Distributors of Films, was issued. This new standard replaces Statement of Financial Accounting Standards No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. SOP 00-2 is effective for years beginning after December 15, 2000. Management does not expect the adoption of this new standard to have a material effect on the Company's financial statements.

PART III

Item 1. Index to Exhibits

3.1 Certificate of Incorporation, as amended on July 24, 2001

3.2 By-laws

4.1 2001 Stock Option Plan

4.2 2001 Non-Employee Director Stock Option Plan

4.3 2001 Stock Incentive Plan

10.1 Agreement between American Champion Media, Inc. and American Champion Entertainment, Inc., dated as of July 10, 2001

10.2 Purchase Agreement by and Among American Champion Entertainment, Inc., American Champion Media, Inc., eCapital Group, Inc. and Anthony Chan, dated as of June 20, 2001

10.3 Agreement between American Champion Media, Inc. and World Channel, Inc., dated as of December 27, 2000

10.4 Agreement between American Champion Media, Inc. and Brighter Child Interactive, LLC., dated as of September 30, 1999

10.5 Agreement between American Champion Media, Inc. and Prestige Toys Corp., dated as of October 13, 1999

23.1 Consent of Moss Adams LLP

In accordance with Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2001

PeopleNet International Corporation

By: /s/ Anthony K. Chan

Anthony K. Chan

Chief Executive Officer

(Principal Executive Officer)

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Anthony K. Chan Anthony K. Chan	Chief Executive Officer (Principal Executive Officer) and Director	September 28, 2001
By: /s/ George Chung George Chung	Director	September 28, 2001